FORM 11-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the calendar year ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number 001-35258

Full title of the plan and the address of the plan, if different from that of the issuer named below:
DUNKIN’ BRANDS 401(k) RETIREMENT PLAN

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
DUNKIN’ BRANDS GROUP, INC.

130 Royall Street
Canton, Massachusetts 02021

DUNKIN’ BRANDS 401(k) RETIREMENT PLAN
Index of Financial Statements and Supplemental Schedule
December 31, 2019 and 2018

Certain supplemental schedules have been omitted because they are either not required or not applicable.

Report of Independent Registered Public Accounting Firm

To the Retirement Plan Administrative Committee of Dunkin’ Brands Group, Inc. and Plan Participants:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Dunkin’ Brands 401(k) Retirement Plan (the Plan) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2019 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Caron & Bletzer, PLLC

We have served as the Plan's auditor since 2012
Kingston, NH
June 19, 2020

DUNKIN’ BRANDS 401(k) RETIREMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2019 and 2018

	2019	2018
Non-interest bearing cash	$764	—

Investments at fair value:
Common collective trusts	82,930,086	8,762,698
Mutual funds	149,976,452	183,379,168
Dunkin’ Brands common stock fund	1,911,916	1,797,727
Self-directed brokerage	140,900	—
Total investments	234,959,354	193,939,593

Receivables:
Notes receivable from participants	2,071,660	1,989,408
Total receivables	2,071,660	1,989,408

Net assets available for benefits	$237,031,778	195,929,001

The accompanying notes are an integral part of the financial statements.

DUNKIN’ BRANDS 401(k) RETIREMENT PLAN
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2019

2019
Additions:
Participant contributions	$9,617,348
Rollover contributions	1,351,095
Employer contributions	4,233,467
Total contributions	15,201,910

Net appreciation in fair value of investments	35,188,976
Interest and dividend income	9,566,069

Total additions	59,956,955

Deductions:
Distributions to participants	18,652,404
Administrative fees	201,774
Total deductions	18,854,178

Net increase	41,102,777

Net assets available for benefits, beginning of year	195,929,001

Net assets available for benefits, end of year	$237,031,778

The accompanying notes are an integral part of the financial statements.

DUNKIN’ BRANDS 401(k) RETIREMENT PLAN
Notes to Financial Statements

1.     DESCRIPTION OF PLAN:

The following description of the Dunkin’ Brands 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution retirement plan sponsored by Dunkin’ Brands Group, Inc., covering substantially all employees of the Company who become eligible to participate on the first day of the first calendar month following their employment commencement date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Retirement Plan Administrative Committee (the “Committee”) is responsible for oversight of the Plan. The Committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance and reports to the Compensation Committee.

Throughout these financial statements, “the Company”, refers to Dunkin’ Brands Group, Inc. and its consolidated subsidiaries taken as a whole.

Contributions

Contributions to the Plan are made by both participating employees and the Company. Upon meeting eligibility requirements, participants may contribute up to 80% of their eligible compensation on a pre-tax basis and/or Roth after-tax basis, subject to Internal Revenue Code (“IRC”) limitations. Participants who are at least age 50 may make an additional “catch-up” contribution subject to IRC limitations. Participants who do not make an affirmative deferral election upon becoming eligible are automatically enrolled in the Plan at a 2% deferral rate. Participant contributions may be matched by the Company, at the Company’s sole discretion. Unless otherwise determined and communicated by the Company in advance of a Plan year, matching contributions will be made equal to 100% of a participant’s contributions, up to the first 4% of a participant’s eligible compensation. However, the Company may suspend matching contributions for any period beginning after such suspension is communicated. During 2019, the Company made matching contributions equal to 100% of a participant’s contributions, up to the first 4% of a participant’s eligible compensation. Participants may also contribute funds from another qualified retirement plan or qualified individual retirement account (“rollover contributions”), subject to certain requirements.

The Company’s board of directors may elect to contribute a discretionary non-elective amount in addition to matching contributions. Discretionary contributions are allocated based on the ratio of each eligible participant’s compensation to the total of all eligible participants’ compensation. The Company did not make a non-elective discretionary contribution for 2019.

Participant Accounts

A separate account is established for each participant upon enrollment in the Plan. Each participant’s account is credited with the participant’s contributions, the participant’s share of the Company’s matching and additional discretionary contributions, and the participant’s allocation of the Plan’s earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations of earnings are based on participants’ account balances and fund selections. Participants determine the percentage in which contributions are to be invested in each fund. Participants may change their investment options as set forth in the plan document.

DUNKIN’ BRANDS 401(k) RETIREMENT PLAN
Notes to Financial Statements

Vesting

Participants are fully vested in that portion of their account which represents their contributions and the income earned thereon. Participants become 100% vested in the Company’s contributions and earnings thereon upon death, total and permanent disability, or attainment of normal retirement age. Otherwise, a participant’s interest in the Company’s contributions and earnings thereon vests according to the following schedule:

Completed Years of Service	Percent Vested
Less than 1 year	0%
1 year	25%
2 years	50%
3 or more years	100%

Forfeitures

When certain terminations of participation in the Plan occur, the nonvested portion of a participant’s account represents a forfeiture, as defined by the Plan. If a forfeiting participant is re-employed and fulfills certain requirements, as set forth in the Plan, the participant’s account will be restored. Forfeitures are used first toward such restoration of any participant accounts, and then used to reduce future employer contributions or pay plan administrative expenses. During 2019, there were no forfeitures used for administrative expenses, and $69,000 was used to reduce employer contributions. Unapplied forfeitures remaining as of December 31, 2019 and 2018 were $324,387 and $273,993, respectively.

Unallocated Assets

The Plan holds assets in an unallocated account which receives contributions as a result of a revenue sharing agreement with Charles Schwab Bank. During 2019, there were no contributions that were made to this account. Funds in the account are used to pay plan expenses. During 2019, $85,997 was used to pay Plan expenses. Unallocated assets were $28,312 and $109,167 at December 31, 2019 and 2018, respectively.

Distribution of Benefits

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Benefits may be distributed to participants upon termination of employment by reason of retirement, disability, death, or other separation from service. Participants who terminate employment may elect a lump sum distribution, a partial distribution, or installment payments.

A participant may request a withdrawal upon attainment of age 59 1/2 or upon demonstration by the participant to the plan administrator that the participant is suffering from a hardship, as defined in the plan document. A participant may also withdraw rollover contributions at any time.

Notes Receivable from Participants

A participant shall be entitled to a loan up to the lesser of 50% of the participant’s vested account balance or $50,000, reduced by the highest outstanding loan balance during the previous 12 months. The minimum loan amount is $1,000. Participants may have only one loan outstanding at any given time. Loans must bear a reasonable rate of interest. Loans are collateralized by the participant’s vested interest in the Plan, and are supported by a promissory note. All loans must be repaid within five years unless the proceeds are used to purchase a primary residence, in which case a longer repayment period may be allowed.

DUNKIN’ BRANDS 401(k) RETIREMENT PLAN
Notes to Financial Statements

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements have been prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Participant loans are valued at the unpaid principal balance plus any accrued but unpaid interest, and are categorized as notes receivable from participants on the statements of net assets available for benefits. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2019 or 2018. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Expenses of the Plan

Substantially all expenses incurred in the administration of the Plan are paid by the Plan.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

DUNKIN’ BRANDS 401(k) RETIREMENT PLAN
Notes to Financial Statements

3.    FAIR VALUE MEASUREMENTS:

Accounting standards establish a framework for measuring fair value. That framework sets forth a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below.

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities.

Level 3 - Inputs to the valuation methodology that are unobservable.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.

Common collective trusts – Valued at the net asset value of units of collective trusts. The net asset value, as provided by the fund manager, is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. The practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value.

Mutual funds – Valued at the net asset value of the shares held by the Plan at year end as determined by quoted market prices.

Dunkin’ Brands Group, Inc. common stock fund – Valued at the closing price reported on the active market on which the individual security is traded.

Self-directed Brokerage Accounts — Valued at the closing price reported on the active market on which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2019 and 2018. Classification within the fair value hierarchy table is based on the lowest level of any input that is significant to the fair value measurement.

DUNKIN’ BRANDS 401(k) RETIREMENT PLAN
Notes to Financial Statements

	2019
Description	Total	Level 1	Level 2	Level 3
Mutual funds	$149,976,452	149,976,452	—	—
Dunkin’ Brands Group, Inc. common stock fund	1,911,916	1,911,916	—	—
Self-directed brokerage	140,900	140,900
Total assets in the fair value hierarchy	152,029,268	152,029,268	—	—
Other investments:
Common collective trusts measured at net asset value(a)	82,930,086	—	—	—
Total	$234,959,354	152,029,268	—	—

	2018
Description	Total	Level 1	Level 2	Level 3
Mutual funds	$183,379,168	183,379,168	—	—
Dunkin’ Brands Group, Inc. common stock fund	1,797,727	1,797,727	—	—
Total assets in the fair value hierarchy	185,176,895	185,176,895	—	—
Other investments:
Common collective trusts measured at net asset value (a)	8,762,698	—	—	—
Total	$193,939,593	185,176,895	—	—
(a) The net asset values of the common collective trusts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

The Galliard Retirement Income Fund, a stable value common collective trust held by the Plan as of December 31, 2019 and 2018 has an objective of providing safety of principal, adequate liquidity, and competitive yield with low return volatility. To achieve this objective, the trust invests in the Wells Fargo Synthetic Stable Value Fund. One year of notice is required to redeem the trust at contract value. Participant directed redemptions are allowed daily with no restrictions.

The Plan held multiple T Rowe Price common collective trusts as of December 31, 2019, each of which has an objective to invest over time primarily in a diversified portfolio of underlying trusts that represent various asset classes and sectors with an allocation to equity-based underlying trusts becoming increasingly conservative over time. Unitholders may be required to provide up to 30-days advance written notice to redeem the trust units. The trustee may shorten or waive the notice period at their sole discretion.

4.    PLAN TERMINATION:

The Plan was established with the intention that it will continue indefinitely. Although it has not expressed any intent to do so, the Company has the right to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions.

5.    PARTIES-IN-INTEREST:

Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan, or an employer whose employees are covered by the Plan. Accordingly, loans to participants and transactions with investment funds managed and held by the trustee are considered party-in-interest transactions. Additionally, a portion of the Plan’s assets are invested

DUNKIN’ BRANDS 401(k) RETIREMENT PLAN
Notes to Financial Statements

in Dunkin’ Brands Group, Inc. common stock fund. Because the Company is the plan sponsor, transactions involving Dunkin’ Brands Group, Inc. common stock also qualify as party-in-interest transactions.

6.    TAX STATUS:

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated November 25, 2014 that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and therefore believe that the Plan is qualified and the related trust is tax-exempt.

7.    SUBSEQUENT EVENTS:

On March 11, 2020, the World Health Organization declared the outbreak of a novel coronavirus disease (“COVID-19”) as a pandemic. The pandemic had an unfavorable impact on the Company’s business, financial condition, and results of operations in 2020. In response to the ongoing COVID-19 pandemic, the Company has taken a series of actions to preserve financial flexibility during this time of uncertainty, including temporary suspension of employer contributions to the Plan effective April 26, 2020. The impact of COVID-19 on companies continues to evolve rapidly and its future effects on or changes in the Plan's net assets are uncertain.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was enacted. The CARES Act contains provisions that will temporarily impact the Plan, including allowing certain eligible Plan participants to receive coronavirus-related distributions, delaying participant loan repayments and increasing the maximum amount of such participant loans, and suspending required minimum distributions. The Committee agreed to implement the provisions of the CARES Act that relate to the Plan effective April 15, 2020.

The Plan has evaluated subsequent events through the date these financial statements were issued.

DUNKIN’ BRANDS 401(k) RETIREMENT PLAN
EIN: 51-0120378
Plan Number: 001

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2019

(a)	(b)	(c)	(d)	(e)

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
	American Balanced Fund - Class R6	Mutual fund	**	$46,582,419
	BlackRock Capital Appreciation Fund - Class K	Mutual fund	**	22,931,152
*	Dunkin’ Brands Group, Inc. Stock Fund	Common stock	**	1,911,916
	EuroPacific Growth Fund - Class R6	Mutual fund	**	4,854,280
	Federated Institutional High Yield Bond Fund	Mutual fund	**	24,039
	Fidelity 500 Index Fund	Mutual fund	**	27,035,236
	Fidelity Global ex U.S. Index Fund	Mutual fund	**	4,325,559
	Fidelity Mid Cap Index Fund	Mutual fund	**	6,355,696
	Fidelity Small Cap Index Fund	Mutual fund	**	4,069,208
	Fidelity U.S. Bond Index Fund	Mutual fund	**	5,821,879
*	Galliard Retirement Income Fund - Class 35	Common collective trust	**	9,517,263
	Oppenheimer International Bond Fund - Class Y	Mutual fund	**	5,937
	PIMCO Funds Real Return Fund - Institutional Class	Mutual fund	**	11,267
	PIMCO Funds Total Return Fund - Institutional Class	Mutual fund	**	8,556,551
	T. Rowe Price Institutional Large Cap Growth Fund	Mutual fund	**	19,402,467
	T. Rowe Price Retirement Balanced Fund	Mutual fund	**	762
*	T. Rowe Price Retirement 2005 Fund	Common collective trust	**	29,973
*	T. Rowe Price Retirement 2010 Fund	Common collective trust	**	579,040
*	T. Rowe Price Retirement 2015 Fund	Common collective trust	**	2,542,251
*	T. Rowe Price Retirement 2020 Fund	Common collective trust	**	4,761,233
*	T. Rowe Price Retirement 2025 Fund	Common collective trust	**	15,149,039
*	T. Rowe Price Retirement 2030 Fund	Common collective trust	**	17,611,603
*	T. Rowe Price Retirement 2035 Fund	Common collective trust	**	15,363,199
*	T. Rowe Price Retirement 2040 Fund	Common collective trust	**	9,532,944
*	T. Rowe Price Retirement 2045 Fund	Common collective trust	**	3,954,734
*	T. Rowe Price Retirement 2050 Fund	Common collective trust	**	3,072,053
*	T. Rowe Price Retirement 2055 Fund	Common collective trust	**	594,098
*	T. Rowe Price Retirement 2060 Fund	Common collective trust	**	222,656
	Self-directed brokerage	Self-directed brokerage account	**	140,900

	Total investments on the statement of net assets available for benefits			234,959,354

*	Participant Loans	(4.25%-9.25%)	—	2,071,660

	Total investments on the Form 5500			$237,031,014

	** Cost omitted for participant directed investments.
	* Denotes party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dunkin’ Brands 401(k) Retirement Plan
(Name of Plan)

BY: Retirement Plan Administrative Committee
of Dunkin’ Brands Group, Inc.
as Plan Administrator

/s/ Edward L. Manley
Edward L. Manley
Vice President, Human Resources and
Chair of the Retirement Plan Administrative Committee
DATED: June 19, 2020